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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _________)*

                            SIBIA Neurosciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  825 732 10 0
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                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

CUSIP NO. 825 732 10 0                 13G                     PAGE 2 OF 7 PAGES

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              NAME OF REPORTING PERSON
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Novartis AG
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
      2                                                              (b) / /
--------------------------------------------------------------------------------
              SEC USE ONLY
      3
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                  Switzerland
--------------------------------------------------------------------------------
      NUMBER OF               SOLE VOTING POWER
        SHARES           5
     BENEFICIALLY                   Novartis AG disclaims beneficial ownership
       OWNED BY               of 1,035,324 shares of Common Stock of SIBIA
         EACH                 Neurosciences, Inc. currently owned by Novartis
      REPORTING               Produkte AG, a wholly-owned subsidiary of Novartis
        PERSON                AG.
         WITH           --------------------------------------------------------
                              SHARED VOTING POWER
                         6        0
                        --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                         7
                                    Novartis AG disclaims beneficial ownership
                              of 1,035,324 shares of Common Stock of SIBIA
                              Neurosciences, Inc. currently owned by Novartis
                              Produkte AG, a wholly-owned subsidiary of Novartis
                              AG.
                        --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                         8        0
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      9       PERSON
                       Novartis AG disclaims beneficial ownership of 1,035,324
              shares of Common Stock of SIBIA Neurosciences, Inc. currently owned by Novartis Produkte AG, a wholly-owned subsidiary of
              Novartis AG.
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     10       CERTAIN SHARES*

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11
                       Novartis AG disclaims beneficial ownership of 1,035,324
              shares of Common Stock of SIBIA Neurosciences, Inc. which represents 11.3% of that class of Common Stock.
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
     12                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 825 732 10 0                13G                      PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Novartis Produkte AG
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
      2                                                              (b) / /

--------------------------------------------------------------------------------
              SEC USE ONLY
      3

--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Switzerland
--------------------------------------------------------------------------------
      NUMBER OF               SOLE VOTING POWER
        SHARES           5        1,035,324
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY               SHARED VOTING POWER
         EACH            6        0
      REPORTING         --------------------------------------------------------
        PERSON                SOLE DISPOSITIVE POWER
         WITH            7        1,035,324
                        --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                         8         0
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      9       PERSON

Novartis Produkte AG which beneficially owns 1,035,324 shares of Common Stock of SLBLA Neurosciences Inc., is a wholly-owned subsidiary of Novartis AG. Novartis AG disclaims beneficial ownership of said 1,035,324 shares of Common Stock of SIBIA Neurosciences, Inc.

--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     10       CERTAIN SHARES*

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11
                       11.3%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
     12                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

(a)      Name of Issuer:  SIBIA Neurosciences, Inc.

(b)      Address of Issuer's Principal Executive Offices:
                    505 Coast Boulevard South, Suite 300
                    La Jolla, CA  92037

ITEM 2.

(a)      Name of Person Filing:  Novartis AG and Novartis Produkte AG

(b)      Address of Principal Business Office or, if none, Residence:

         The principal address of Novartis AG and Novartis Produkte AG is CH-4002 Basel, Switzerland.

(c)      Citizenship:

         Novartis AG and Novartis Produkte AG are each Swiss Corporations.

(d)      Title of Class of Securities:  Common Stock, $.001 par value

(e)      CUSIP Number:  825 732 10 0

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

(a)      Amount Beneficially Owned:

         Novartis AG disclaims beneficial ownership of 1,035,324 shares of Common Stock of SIBIA Neurosciences, Inc. currently owned by Novartis Produkte AG, a wholly-owned subsidiary of Novartis AG.

(b)      Percent of Class:                   11.3%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:                             1,035,324
         (ii)     shared power to vote or to direct the vote:                           Not Applicable
         (iii)    sole power to dispose or to direct the disposition of:                1,035,324
         (iv)     shared power to dispose or to direct the disposition of:              Not Applicable


                                Page 4 of 7 pages

         Novartis Produkte AG, which beneficially owns 1,035,324 shares of Common Stock of SIBIA Neurosciences, Inc., is a wholly-owned subsidiary of Novartis AG. Novartis AG disclaims beneficial ownership of said 1,035,324 shares of Common Stock of SIBIA Neurosciences, Inc.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
           SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 5 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997

                                             NOVARTIS AG



                                             By: /s/ Ingrid Duplain
                                                --------------------------------
                                                Name: Ingrid Duplain
                                                Title:  Authorized Signatory

                                             NOVARTIS PRODUKTE AG



                                             By: /s/ Pierre Douaze
                                                --------------------------------
                                                Name:  Pierre Douaze
                                                Title:  Authorized Signatory

                                Page 6 of 7 pages